Advent International Corporation

75 State Street, 29th Floor

Boston, Massachusetts 02109

September 15, 2009

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549-3628

Facsimile: 202-772-9203

Attn:	Song Brandon, Special Counsel, Office of Mergers & Acquisitions

Re:	The Tender Offer Statement filed under cover of Schedule TO on August 31, 2009 (as amended from time to time, the “Schedule TO”) (SEC File No. 005-58247)

Ladies and Gentlemen:

This letter is sent in response to the comments of the Staff of the United States Securities and Exchange Commission (the “Staff”) set forth in the letter dated September 10, 2009 (the “Comment Letter”) in respect of the Filing Persons’ above-referenced Schedule TO.

Each of Advent CR, Inc., Advent CR Holdings, Inc., Advent International GPE VI Limited Partnership, Advent International GPE VI-A Limited Partnership, Advent International GPE VI-B Limited Partnership, Advent International GPE VI-C Limited Partnership, Advent International GPE VI-D Limited Partnership, Advent International GPE VI-E Limited Partnership, Advent International GPE VI-F Limited Partnership, Advent International GPE VI-G Limited Partnership, Advent Partners GPE VI 2008 Limited Partnership, Advent Partners GPE VI 2009 Limited Partnership, Advent Partners GPE VI–A Limited Partnership, GPE VI GP Limited Partnership, GPE VI GP (Delaware) Limited Partnership, Advent International LLC and Advent International Corporation (each, a “Filing Person”) acknowledges the following in connection with the Schedule TO:

1. That such Filing Person is responsible for the adequacy and accuracy of the disclosure in the Schedule TO;

2. That Staff comments or changes to disclosure in response to Staff comments do not foreclose the United States Securities and Exchange Commission from taking any action with respect to the Schedule TO; and

3. That such Filing Person may not assert Staff comments as a defense in any proceeding initiated by the United States Securities and Exchange Commission or any person under the federal securities laws of the United States.

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Advent CR, Inc.

By:	/s/ Andrew W. Crawford
Name:	Andrew W. Crawford
Title:	Director and President

Advent CR Holdings, Inc.

By:	/s/ Andrew W. Crawford
Name:	Andrew W. Crawford
Title:	Director and President

Advent International GPE VI Limited Partnership

Advent International GPE VI-A Limited Partnership

Advent International GPE VI-B Limited Partnership

Advent International GPE VI-F Limited Partnership

Advent International GPE VI-G Limited Partnership

By:      GPE VI GP Limited Partnership, General Partner

By:	Advent International LLC, General Partner
By:	Advent International Corporation, Manager

By:	/s/ David Mussafer
Name:	David Mussafer
Title:	Senior Vice President and Managing Partner

GPE VI GP Limited Partnership

By:	Advent International LLC, General Partner
By:	Advent International Corporation, Manager

By:	/s/ David Mussafer
Name:	David Mussafer
Title:	Senior Vice President and Managing Partner

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Advent International GPE VI-C Limited Partnership

Advent International GPE VI-D Limited Partnership

Advent International GPE VI-E Limited Partnership

By:      GPE VI GP (Delaware) Limited Partnership, General Partner

By:	Advent International LLC, General Partner
By:	Advent International Corporation, Manager

By:	/s/ David Mussafer
Name:	David Mussafer
Title:	Senior Vice President and Managing Partner

GPE VI GP (Delaware) Limited Partnership

By:	Advent International LLC, General Partner
By:	Advent International Corporation, Manager

By:	/s/ David Mussafer
Name:	David Mussafer
Title:	Senior Vice President and Managing Partner

Advent Partners GPE VI 2009 Limited Partnership

Advent Partners GPE VI 2008 Limited Partnership

Advent Partners GPE VI – A Limited Partnership

By:	Advent International LLC, General Partner
By:	Advent International Corporation, Manager

By:	/s/ David Mussafer
Name:	David Mussafer
Title:	Senior Vice President and Managing Partner

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Advent International LLC

By:	Advent International Corporation, Manager

By:	/s/ David Mussafer
Name:	David Mussafer
Title:	Senior Vice President and Managing Partner

Advent International Corporation

By:	/s/ David Mussafer
Name:	David Mussafer
Title:	Senior Vice President and Managing Partner

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